SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Partial Note Repurchases






Date: 13th June 2007


Partial Note Repurchase



USD 12m Notes due 23 June 2010 (ISIN XS 0171080939) and USD 6m Notes due 11 November 2010 (ISIN XS0180474388)


Prudential plc announces that it has today purchased USD 5m in principal amount of the USD 12m Notes due 23 June 2010 (ISIN XS 0171080939) and USD 1.5m in principal amount of the USD 6m Notes due 11 November 2010 (ISIN XS0180474388). These notes will be cancelled in due course.





Enquiries:



Media                           Investors/ Analysts

Jon Bunn        020 7548 3559   Marina Novis   020 7548 3511
Carole Butcher  020 7548 3719


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 June, 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations